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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                  SCHEDULE TO-C
                                 (RULE 14D-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                          CAPSTEAD MORTGAGE CORPORATION
                       (Name of Subject Company (Issuer))


                     CAPSTEAD MORTGAGE CORPORATION (ISSUER)
 (Name of Filing Person (identifying status as offeror, issuer or other Person))


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   14067E 10 0
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                Andrew F. Jacobs
                       Executive Vice President - Finance
                          Capstead Mortgage Corporation
                      8401 N. Central Expressway, Suite 800
                            Dallas, Texas 75225-4410
                            Telephone: (214) 874-2323
                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:
                               David Barbour, Esq.
                             Andrews & Kurth L.L.P.
                                1717 Main Street
                                   Suite 3700
                               Dallas, Texas 75201
                            Telephone: (214) 659-4400



[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




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CONTACT: Stockholder Relations                             FOR IMMEDIATE RELEASE
214/874-2354


                          CAPSTEAD MORTGAGE CORPORATION
                  ANNOUNCES $12.75 PER SHARE CASH TENDER OFFER
                 FOR UP TO 5,000,000 SHARES OF ITS COMMON STOCK


         DALLAS - February 12, 2001 - Capstead Mortgage Corporation ("Capstead" or the "Company") (NYSE: CMO) today announced that its Board of Directors has authorized the Company to purchase up to 5,000,000 shares of its common stock for a cash purchase price of $12.75 per share, representing approximately 20% of the common shares outstanding. The cash purchase price represents a premium of approximately 6% over the February 12, 2001 closing price of $12.00. The tender offer will only be made pursuant to offering materials being distributed to stockholders and will commence on or about February 15, 2001. The Board of Directors is not making any recommendation to the stockholders as to whether or not they should tender any shares pursuant to the offer. Members of the Board of Directors and Executive Officers, as well as Fortress Cap LLC, Capstead's principal stockholder, have agreed not to participate in the tender offer.

                                    * * * * *

         Capstead Mortgage Corporation, a mortgage investment firm with assets of over $8 billion, earns income from investing in mortgage assets and other investment strategies.

         This document contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that inherently involve risks and uncertainties. The Company's actual results and liquidity can differ materially from those anticipated in these forward- looking statements because of changes in the level and composition of the Company's investments and unforeseen factors. As discussed in the Company's filings with the Securities and Exchange Commission, these factors may include, but are not limited to, changes in general economic conditions, the availability of suitable investments, fluctuations in and market expectations for fluctuations in interest rates and levels of mortgage prepayments, deterioration in credit quality and ratings, the effectiveness of risk management strategies, the impact of leverage, the liquidity of secondary markets and credit markets, increases in costs and other general competitive factors.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Capstead. At the time Capstead commences its offer, it will file a Tender Offer Statement with the Securities and Exchange Commission. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS




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MADE WITH RESPECT TO THE OFFER. The offer to purchase, the related Letter of
Transmittal and certain other offer documents will be made available to all stockholders of Capstead, at no expense to them. The Tender Offer Statement (including Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the Commission) will also be available for free at the Commission's Web site at www.sec.gov.